UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 24, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 July 2025 entitled ‘Vodafone Q1 FY26 Trading Update’.

Vodafone Group Plc Q1 FY26 Trading Update 24 July 2025

Encouraging progress in line with expectations

"We have had a good start to the year with strong revenue and EBITDAaL growth. Germany has started its improvement trajectory and our emerging markets are delivering strong broad-based growth. In the UK, we have completed the merger with Three and are moving quickly to combine our networks to benefit customers.

Today, we reiterate our full year guidance of growth in profit and cash flow. After two years of transformation and change, Vodafone is now well positioned for multi-year growth across both Europe and Africa."

Margherita Della Valle
Group Chief Executive

UK merger complete VodafoneThree now operational	Reiterated FY26 financial guidance	€2.5 billion Share buybacks to-date	4.9% Adjusted EBITDAaL growth

−       Group total revenue: Increased by 3.9% to €9.4 billion in Q1 with strong service revenue growth. Revenue growth was also impacted by the consolidation of Three UK, offset by foreign exchange movements.

−     Group service revenue: Grew by 5.3% in Q1 to €7.9 billion with higher revenue from the consolidation of Three UK offset by foreign exchange movements. On an organic basis service revenue increased 5.5% (Q4: 5.4%), with growth across all segments apart from Germany.

−           Germany: Declined by 3.2% in Q1 (Q4: -6.0%), due to the impact of the TV law change. Excluding this, service revenue was broadly stable at -0.3% in Q1 (Q4: -2.7%), as mobile market competitive intensity was offset by Wholesale growth.

−           UK: Organic service revenue increased by 0.9% in Q1 (Q4: 3.1%), with growth in our Consumer and Wholesale segments offset by a decline in Business due to planned managed services contract terminations.

−           Other Europe & Türkiye: Organic service revenue growth in Other Europe of 0.2% (Q4: 0.8%) with good Business growth across the footprint offset by a decline in Consumer in Portugal and Romania. Service revenue in Türkiye increased by          29.6% in euro terms1.

−           Africa: Continued strong organic service revenue growth of 13.8% in Q1 (Q4: 13.5%), supported by above-inflation growth in Egypt, and Vodacom's international markets, driven by demand for data and our financial services.

−           Business: Organic service revenue grew by 4.0% (Q4: 5.1%), primarily driven by the strong demand for digital services across Europe and Africa.

−     Group Adjusted EBITDAaL: Increased by 4.9% on an organic basis to €2.7 billion, as service revenue growth in most markets was partially offset by the impact of the TV law change in Germany and continued commercial investments. Adjusted EBITDAaL margin of 29.3% was 0.2 percentage points higher year-over-year on an organic basis. Operating profit decreased by 34.3% to €1.0 billion (see basis of preparation on page 7), primarily due to higher Other income in the prior year arising from the sale of our stake in Indus Towers.

−     Share buybacks: On 20 May 2025 we launched the initial €0.5 billion tranche of a new €2.0 billion buyback programme following the conclusion of the first €2.0 billion buyback programme. This tranche is now complete, and a second €0.5 billion tranche commences today.

−      UK merger: VodafoneThree started operating on 1 June 2025 and is now fully consolidated in our results. We have already started the integration, with our customers receiving the first benefits.

−      Group FY26 guidance reiterated: Following the completion of the transaction, our guidance now includes the impact of the UK merger2, with Group Adjusted EBITDAaL of €11.3-€11.6 billion and Group Adjusted free cash flow of €2.4-€2.6 billion.

Note:
1 Excluding the impact of hyperinflationary accounting adjustments.
2 FY26 UK merger impact on a 10-month basis of €0.3 billion Adjusted EBITDAaL and -€0.2 billion Adjusted free cash flow.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 BST on 24 July 2025. The webcast and supporting information can be accessed at investors.vodafone.com

Segment performance

Geographic performance summary

	Service revenue		Other revenue			Total revenue
	Q1 FY26	Q1 FY25	Q1 FY26		Q1 FY25	Q1 FY26	Q1 FY25
	€m	€m	€m		€m	€m	€m
Germany	2,688	2,778	291		317	2,979	3,095
UK	1,646	1,429	288		260	1,934	1,689
Other Europe	1,184	1,180	191		202	1,375	1,382
Türkiye	629	515	133		149	762	664
Africa	1,555	1,449	377		364	1,932	1,813
Common Functions	192	146	269		295	461	441
Eliminations	(36)	(32)	(22)		(16)	(58)	(48)
Group	7,858	7,465	1,527		1,571	9,385	9,036

Service revenue growth	FY25							FY26
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)
UK	2.0	2.9	2.4	7.6	5.7	6.7	4.5	15.2
Other Europe	1.6	2.1	1.9	2.2	1.1	1.7	1.8	0.3
Türkiye	54.7	18.8	33.2	97.5	15.2	50.4	42.3	22.1
Africa	1.6	0.3	0.9	4.1	8.8	6.4	3.7	7.3
Group	3.2	0.2	1.7	5.6	2.3	4.0	2.8	5.3

Organic service revenue growth1	FY25							FY26
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)
UK	-	1.2	0.6	3.3	3.1	3.2	1.9	0.9
Other Europe	2.3	2.6	2.5	2.6	0.8	1.7	2.1	0.2
Türkiye	91.9	89.1	90.3	83.4	73.2	78.1	83.4	63.8
Africa	10.0	9.7	9.9	11.6	13.5	12.6	11.3	13.8
Group	5.4	4.2	4.8	5.2	5.4	5.3	5.1	5.5

Group profitability	FY25							FY26
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
Operating profit/(loss) (€m)	1,545	837	2,382	1,022	(3,815)	(2,793)	(411)	1,015
Adjusted EBITDAaL (€m)1	2,681	2,730	5,411	2,828	2,693	5,521	10,932	2,748
Adjusted EBITDAaL margin %1	29.7	29.5	29.6	28.8	28.8	28.8	29.2	29.3
Organic Adjusted EBITDAaL growth %1	5.1	2.5	3.8	2.2	0.3	1.3	2.5	4.9

Note:
1. Non-GAAP measure. See page 8 for more information.

Germany ⫶ Delivering expected service revenue improvements

34% of Group service revenue	Q1 FY26	Q1 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,979	3,095	(3.7)
- Service revenue	2,688	2,778	(3.2)	(3.2)
- Other revenue	291	317

Note:
1. Non-GAAP measure. See page 8 for more information.

Growth

Total revenue decreased by 3.7% to €3.0 billion as a result of lower service and equipment revenue.

Service revenue improved quarter-on-quarter primarily driven by higher wholesale revenue and Business project phasing. Service revenue declined 3.2% (Q4: -6.0%) in Q1 due to a -2.9 percentage point impact (Q4: -3.3 percentage points) from the end to bulk TV contracting in Multi Dwelling Units ('MDUs').

Fixed service revenue decreased by 8.0% in Q1 (Q4: -9.7%) primarily due to the cumulative impact of fewer TV and broadband customers. The MDU transition had a -5.3 percentage point impact (Q4: -5.9 percentage points) on fixed service revenue growth in Q1. Our performance in the quarter was also impacted by lower consumer ARPU, partially offset by the demand for Business digital services.

Mobile service revenue grew by 2.7% in Q1 (Q4: -1.2%) driven by higher wholesale revenue following the continued migration of 1&1 customers onto our network. We continue to expect the migration to reach a full run-rate during H2 FY26. Growth was also supported by the phasing of digital services projects in Business. This was partially offset by ARPU pressure due to higher competitive intensity in the market.

Vodafone Business service revenue declined by 0.9% in Q1 (Q4: -2.8%), as pressure in core connectivity services was partially offset by strong digital services demand and the phasing of project work, which also contributed to the quarterly improvement.

Customers

Our broadband customer base declined by 23,000 during the quarter (Q4: -7,000), including -15,000 (Q4: -3,000) customers on our gigabit capable network. The greater decline was primarily due to our focus on driving front-book ARPU improvement through a reduction in promotional activity. We continue to be the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households. Our OXG joint venture buildout is gaining momentum with c.100,000 additional homes passed in the quarter.

Our TV customer base increased by 28,000 (Q4: -81,000) reflecting our strategy to bundle basic TV services with broadband. This was partially offset by the ongoing decline in demand for standalone linear TV services.

Our mobile contract customer base declined by 36,000 (Q4: 12,000) in the quarter, due to the continued reduction of customers through resellers' channels and low ARPU Business disconnections. The overall competitive intensity in the mobile market impacted the number of new customer additions. However, thanks to the improvements we have made to our customer experience, our branded Consumer contract churn has continued to improve, supporting our overall base value. We connected a further 2.9 million IoT devices, driven by good demand from the automotive sector.

Operational actions

We continue to invest in customer experience, our brand and Business. As a result, we continue to see year-on-year improvements in customer satisfaction and a continued reduction in detractors. In May 2025 we announced that Vodafone will be the new main sponsor of eight-time German football champions Borussia Dortmund for the next five years, further enhancing our brand awareness in Germany. In July 2025, we enhanced our FamilyCard proposition by updating our unlimited data tariffs.

We remain on track with the simplification of our German operations. We are now more than halfway through the implementation of our 3,200 role reduction programme and have simplified our organisational structure.

UK ⫶ Merger complete forming VodafoneThree, the UK's leading mobile operator

21% of Group service revenue	Q1 FY26	Q1 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,934	1,689	14.5
- Service revenue	1,646	1,429	15.2	0.9
- Other revenue	288	260

Note:
1. Non-GAAP measure. See page 8 for more information.

Growth

Total revenue increased by 14.5% to €1.9 billion due to the consolidation of Three UK's financial results following the completion of the merger on 31 May 2025. Service revenue increased by 15.2% (Q4: 5.7%), with organic growth in service revenue of 0.9% (Q4: 3.1%) as growth in Consumer and Wholesale was partially offset by a decline in Business.

Mobile service revenue grew by 19.6% (Q4: 4.4%), and organic growth in mobile service revenue was 0.4% (Q4: 1.8%) as growth in Wholesale was largely offset by lower price increases compared to the prior year. The slowdown in quarterly trends was driven by the delivery of Business project milestones in Q4. Mobile growth was also impacted by ARPU dilution as a result of a change in mix in the Three UK customer base, a trend which was expected and will be addressed through the benefits of the integration plan.

Fixed service revenue grew by 3.1% (Q4: 8.8%) and organic growth in fixed service revenue was 2.7% (Q4: 6.4%) with strong growth in Consumer, supported by higher ARPU and a larger customer base. This was partially offset by a decline in Business due to planned managed services contract terminations.

Vodafone Business service revenue declined by 0.8% (Q4: 3.7%). On an organic basis, Vodafone Business service revenue decreased by 3.0% (Q4: 1.3%) due to managed services contract terminations and continued mobile ARPU pressure. This was partially offset by good demand for fixed connectivity and digital services.

Customers

In mobile, our contract customer base declined by 46,000 in the quarter driven by the timing of large contract disconnections in Business and Three UK Consumer customer losses.

In fixed, we continue to be one of the fastest growing broadband providers in the UK and our customer base increased by 44,000 in Q1, supported by increased customer loyalty. We now cover 20.3 million households with gigabit speeds.

VodafoneThree Integration

On 31 May 2025, we successfully completed the merger of Vodafone UK and Three UK. The combined business, named VodafoneThree, is 51% owned by Vodafone and 49% by CK Hutchinson. As of 1 June 2025, we are now fully consolidating VodafoneThree in our financial results. VodafoneThree will invest £11 billion over the next 10 years creating one of Europe's most advanced 5G networks, giving millions of customers and businesses up and down the country a vastly superior mobile experience, and generate cost and capex synergies of £700 million per annum by the fifth year after completion. The completion announcement can be found here: Completion of Vodafone and Three merger in the UK.

VodafoneThree is now the biggest mobile network operator in the UK with 28.8 million customers, offering a multi-brand mobile strategy in consumer through the Vodafone, Three, VOXI, SMARTY and Talkmobile brands. We have made a fast start integrating the two businesses and delivering the best-in-class network and experience we promised our customers.

We are making immediate improvements to our network. Within just two weeks, through sharing of combined spectrum, 7 million Three and SMARTY customers have benefitted from improving 4G speeds by up to 40%. Within a few months, 28.8 million Vodafone and Three customers will start to benefit from seamlessly using both networks. By the end of the year this will remove a total of 16,500 km2 of 'not spot' areas.

We now expect to leverage our market leading customer experience with a focus on driving improved customer loyalty across the Three UK customer base. On top of the critical network improvements, we have also launched our 'Just Ask Once' promise which will set a new standard in customer service.

Other Europe1 ⫶ Stable growth despite market conditions in Portugal

15% of Group service revenue	Q1 FY26	Q1 FY25	Reported	Organic
	€m	€m	change %	change %2
Total revenue	1,375	1,382	(0.5)
- Service revenue	1,184	1,180	0.3	0.2
- Other revenue	191	202

Notes:
1. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2. Non-GAAP measure. See page 8 for more information.

Growth

Total revenue declined 0.5% to €1.4 billion due to lower non-service revenue. Service revenue grew by 0.3% (Q4: 1.1%) and organic growth in service revenue was 0.2% (Q4: 0.8%) as growth in the Business segment supported by demand for digital services was offset by a decline in Consumer. The quarter-on-quarter slowdown was driven by continued ARPU pressure in Portugal.

In Portugal, as anticipated following the launch of a fourth player, service revenue was impacted by lower mobile ARPU, more than offsetting fixed-line growth. Despite increased competitive intensity in the market, our Contract customer base continues to grow. In Ireland, service revenue growth was supported by higher broadband and mobile Contract customer bases. This was partially offset by lower mobile contract ARPU. In Greece, service revenue was broadly stable as growth in mobile, supported by a higher Contract customer base, was partially offset by a decline in fixed.

Vodafone Business service revenue increased by 1.6% (Q4: 1.5%) in Q1, with organic growth in Vodafone Business service revenue of 1.5% (Q4: 1.2%) mainly driven by strong growth across most of our markets, supported by the demand for digital services.

Customers

We added 28,000 mobile contract customers and 3,000 broadband customers across our six markets in Q1.

Portfolio

In November 2024, we announced that, along with Digi Romania, we have signed a memorandum of understanding with Hellenic Telecommunications in relation to a potential acquisition of separate parts of its subsidiary Telekom Romania. The discussions are at an advanced stage with the regulatory approval process also underway.

Türkiye ⫶ Strong euro growth momentum sustained

8% of Group service revenue	Q1 FY26	Q1 FY25	Reported	Organic
	€m	€m	change %	change %1,2
Total revenue	762	664	14.8
- Service revenue	629	515	22.1	63.8
- Other revenue	133	149

Notes:
1. Non-GAAP measure. See page 8 for more information.
2. Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. Organic growth metrics exclude the impacts of the hyperinflation adjustment and foreign exchange translation.

Growth

Total revenue increased by 14.8% to €0.8 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro. Service revenue increased by 63.8% (Q4: 73.2%) on an organic basis. As reported under IAS 29, service revenue growth in euro terms was 22.1% (Q4: 15.2%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased by 29.6% in euro terms (Q4: 52.3%). Growth in Türkiye was primarily driven by ongoing price actions, value accretive base management and strong growth in Business.

Vodafone Business service revenue increased by 72.7% (Q4: 105.1%) on an organic basis, supported by growth in mobile connectivity, increased data centre usage and demand for digital services. In euro terms, Business service revenue increased by 28.6% (Q4: 38.0%) as reported under IAS 29.

Customers

We added 200,000 mobile contract customers during the quarter, including migrations of prepaid customers.

Africa ⫶ Growth across South Africa, Egypt & International markets

20% of Group service revenue	Q1 FY26	Q1 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,932	1,813	6.6
- Service revenue	1,555	1,449	7.3	13.8
- Other revenue	377	364

Note:
1. Non-GAAP measure. See page 8 for more information.

Growth

Total revenue increased by 6.6% to €1.9 billion as higher service revenue was partly offset by the depreciation of local currencies versus the euro. Service revenue increased by 7.3% (Q4: 8.8%) and organic growth in service revenue was 13.8% (Q4: 13.5%), with growth in South Africa, Egypt and all of Vodacom's international markets, apart from Mozambique.

In South Africa, service revenue increased due to growth in the mobile contract segment, supported by price increases, and good demand for fixed connectivity. This was partially offset by a strong prior year comparative in the prepaid segment. Financial services revenue continued to perform well with organic growth of 5.8% (Q4: 3.0%), supported by demand for insurance products.

Service revenue growth in Egypt remained above inflation during the quarter due to sustained customer base growth and data demand. Price actions in prior quarters continued to contribute to service revenue growth. Our financial services product, 'Vodafone Cash' continued to grow with revenue increasing by 55.1% on an organic basis to €31 million in Q1, and now represents 7.6% of Egypt's service revenue.

In Vodacom's international markets, service revenue growth was supported by strong demand for data, an acceleration in M-Pesa revenue and an improvement in trends in Mozambique. M-Pesa revenue grew by 20.8% on an organic basis to €112 million and now represents 28.7% of service revenue.

Vodacom Business service revenue grew by 5.7% (Q4: 9.6%) and organic growth in Vodacom Business service revenue was 11.2% (Q4: 11.5%), driven by growth in mobile connectivity and strong demand for our digital services.

Customers

In South Africa, we lost 3,000 mobile contract customers in the quarter and now have a mobile contract base of 7.0 million. Across our active customer base, 77.5% of our mobile customers now use data services.

In Egypt, we launched 5G services during the quarter and added 78,000 contract customers and 636,000 prepaid mobile customers, and we now have 52.2 million mobile customers. 'Vodafone Cash' reached 12.0 million active users with 0.6 million users added during the quarter.

In Vodacom's international markets, we added 1.0 million mobile customers in Q1, and our mobile customer base is now 61.0 million, with 66.5% of active customers using our data services. Our M-Pesa customer base now totals 26.1 million active users with 0.9 million users added during the quarter.

Notes to the Q1 FY26 Trading update
Basis of preparation

Adjusted EBITDAaL and Operating profit has been extracted from the Group's unaudited consolidated financial statements for the three months ended 30 June 2025.

These financial statements, insofar as they are applicable to the calculation of Adjusted EBITDAaL and Operating profit, include all adjustments necessary for a fair statement of Adjusted EBITDAaL and Operating profit for the periods presented and apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2025, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006, except no goodwill impairment assessment in accordance with IAS 36 "Impairment of Assets" has been conducted at 30 June 2025.

The preparation of the unaudited consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2025.

Merger of Vodafone UK and Three UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited ('CKHGT'), a wholly owned subsidiary of CK Hutchison Holdings Limited ('Hutchison'), transferred their UK telecommunication businesses, respectively Vodafone UK and Three UK, into VodafoneThree Holdings Limited ('VTHL'). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%. The Group is consolidating VodafoneThree into its financial results from 1 June 2025.

The Group has provisionally determined the fair value of the individual assets acquired and liabilities assumed at the date of merger. Consequently, depreciation and amortisation charges included in Operating profit for the month of June reflect the provisional fair values assigned to these individual assets.

Non-GAAP measures
In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Pages 9 and 10
Organic service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic mobile service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic fixed service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic Vodafone Business service revenue growth	Page 8	Service revenue	Pages 9 and 10
South Africa - Financial services revenue	Page 8	Service revenue	Pages 9 and 10
Vodacom International M-Pesa revenue	Page 8	Service revenue	Pages 9 and 10
Egypt - Financial services 'Vodafone Cash' revenue	Page 8	Service revenue	Pages 9 and 10
Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustments	Page 8	Service revenue	Pages 9 and 10
Group Adjusted EBITDAaL	Page 11	Operating profit	Page 11
Organic Group Adjusted EBITDAaL growth	Pages 8 and 11	Operating profit	Page 11
Organic percentage point change in Group Adjusted EBITDAaL margin	Pages 8 and 11	Operating profit	Page 11

Performance metrics

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Türkiye and other adjustments to improve the comparability of results between periods. The following organic growth metrics are provided:

-     Revenue;
-     Service revenue;
-     Mobile service revenue;
-     Fixed service revenue;
-     Vodafone Business service revenue;
-     South Africa - Financial services revenue;
-     Vodacom International M-Pesa revenue;
-     Egypt - Financial services 'Vodafone Cash' revenue;
-     Group Adjusted EBITDAaL; and
-     Group Adjusted EBITDAaL margin

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: (i) It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; (ii) It is used for internal performance analysis; and (iii) It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment
This growth metric presents performance in Türkiye excluding hyperinflationary adjustment recorded in the Group's consolidated financial statements in accordance with IAS 29 'Financial Reporting in Hyperinflationary Economies'.

Non-GAAP measures

Quarter ended 30 June 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY26	Q1 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,688	2,778	(3.2)	-	-	(3.2)
Mobile service revenue	1,264	1,231	2.7	-	-	2.7
Fixed service revenue	1,424	1,547	(8.0)	-	-	(8.0)
UK	1,646	1,429	15.2	(13.8)	(0.5)	0.9
Mobile service revenue	1,250	1,045	19.6	(18.7)	(0.5)	0.4
Fixed service revenue	396	384	3.1	-	(0.4)	2.7
Other Europe	1,184	1,180	0.3	-	(0.1)	0.2
Türkiye1	629	515	22.1	1.2	40.5	63.8
Africa	1,555	1,449	7.3	-	6.5	13.8
Common Functions	192	146
Eliminations	(36)	(32)
Total service revenue	7,858	7,465	5.3	(2.7)	2.9	5.5
Other revenue	1,527	1,571
Revenue	9,385	9,036	3.9	(2.8)	3.0	4.1

Other growth metrics
Vodafone Business - Service revenue	1,964	1,911	2.8	(0.4)	1.6	4.0
Germany - Vodafone Business service revenue	581	586	(0.9)	-	-	(0.9)
UK - Vodafone Business service revenue	518	522	(0.8)	(1.8)	(0.4)	(3.0)
Other Europe - Vodafone Business service revenue	378	372	1.6	-	(0.1)	1.5
Türkiye - Vodafone Business service revenue	99	77	28.6	1.2	42.9	72.7
Africa - Vodacom Business service revenue	280	265	5.7	-	5.5	11.2
South Africa - Financial services revenue	43	42	2.4	-	3.4	5.8
Vodacom International M-Pesa revenue	112	99	13.1	-	7.7	20.8
Egypt - Financial services 'Vodafone Cash' revenue	31	22	40.9	-	14.2	55.1

Note:
1. Reported service revenue growth in Türkiye of 22.1% includes -7.5pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of these hyperinflationary adjustment was 29.6%.

Non-GAAP measures

Quarter ended 31 March 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY25	Q4 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,670	2,839	(6.0)	-	-	(6.0)
Mobile service revenue	1,242	1,257	(1.2)	-	-	(1.2)
Fixed service revenue	1,428	1,582	(9.7)	-	-	(9.7)
UK	1,489	1,409	5.7	-	(2.6)	3.1
Mobile service revenue	1,057	1,012	4.4	-	(2.6)	1.8
Fixed service revenue	432	397	8.8	-	(2.4)	6.4
Other Europe	1,194	1,181	1.1	-	(0.3)	0.8
Türkiye1	605	525	15.2	22.1	35.9	73.2
Africa	1,614	1,484	8.8	-	4.7	13.5
Common Functions	176	140
Eliminations	(28)	(32)
Total service revenue	7,720	7,546	2.3	1.0	2.1	5.4
Other revenue	1,641	1,842
Revenue	9,361	9,388	(0.3)	1.0	2.1	2.8

Other growth metrics
Vodafone Business - Service revenue	2,062	1,979	4.2	0.6	0.3	5.1
Germany - Vodafone Business service revenue	588	605	(2.8)	-	-	(2.8)
UK - Vodafone Business service revenue	565	545	3.7	-	(2.4)	1.3
Other Europe - Vodafone Business service revenue	405	399	1.5	-	(0.3)	1.2
Türkiye - Vodafone Business service revenue	98	71	38.0	23.8	43.3	105.1
Africa - Vodacom Business service revenue	296	270	9.6	-	1.9	11.5
South Africa - Financial services revenue	44	40	10.0	-	(7.0)	3.0
Vodacom International M-Pesa revenue	114	98	16.3	-	(2.0)	14.3

Note:
1. Reported service revenue growth in Türkiye of 15.2% includes -37.1pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 52.3%.

Non-GAAP measures

Non-GAAP measure	Purpose	Definition
Group Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Group Adjusted EBITDAaL margin		Group Adjusted EBITDAaL margin is Group Adjusted EBITDAaL divided by Revenue.

The tables below provide the reconciliations of: (i) Group Adjusted EBITDAaL to Group Operating profit which is the closest equivalent GAAP measure; (ii) Reported growth in Group Adjusted EBITDAaL to organic growth in Group Adjusted EBITDAaL; and (iii) Reported growth in the Group Adjusted EBITDAaL margin and the organic growth in the Group Adjusted EBITDAaL margin.

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY26	Q1 FY25
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	2,748	2,681	2.5	(0.5)	2.9	4.9
Restructuring costs	(24)	(38)
Interest on lease liabilities	137	109
Profit on disposal of property, plant and equipment and intangible assets	1	2
Depreciation and amortisation of owned assets	(1,955)	(1,847)
Share of results of equity accounted associates and joint ventures	(7)	48
Other income	115	590
Group Operating profit1	1,015	1,545

Percentage point change in Adjusted EBITDAaL margin	29.3	29.7	(0.4)	0.6	-	0.2

Note:
1. See page 7 for more information on the basis of preparation.

Definitions
Key terms are defined below. See page 8 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.  References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.  All growth rates reflect a comparison to the quarter ended 30 June 2024 unless otherwise stated.
3.  References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY26" are to the financial year ending 31 March 2026. References to "last year", "last financial year" or "FY25" are to the financial year ended 31 March 2025.
4.  Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.  This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2026; the announced potential acquisition of Telekom Romania; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the Group's share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'continue', 'plans', 'further', 'ongoing', 'progress', 'targets' or 'could'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence; the Group's ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone's UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group's strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2025. The Annual Report can be found on the Vodafone Group's website (investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2025

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 24, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary